UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1- FINAL AMENDMENT

Steben Select Multi-Strategy Fund
(Name of Issuer)

Steben Select Multi-Strategy Fund
(Name of Person(s) Filing Statement)

Class A Shares and Class I Shares
(Title of Class of Securities)

Class A: 858032105

Class I: 858032204

(CUSIP Number of Class of Securities)

With a copy to:

Francine Rosenberger c/o Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878 (240) 631-7602	George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

December 21, 2017
(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$3,707,864.41 (a)	$461.63(b)

( a )	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
( b )	Calculated at $115.90 per million of the Transaction Valuation.

[ x ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

	Amount Previously Paid:	$461.63	Filing Parties:	Steben Select Multi-Strategy Fund
	Form or Registration No.:	SC-TO-I	Date Filed:	December 21, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[ x ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Steben Select Multi-Strategy Fund

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on December 21, 2017 by Steben Select Multi-Strategy Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to repurchase up to $3,707,864.41 of Class A Shares and Class I Shares of the Fund (“Shares”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits 99.2 and 99.3 to the Statement on Dectember 21, 2017.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for repurchase were required to submit their tenders by 12:00 Midnight, Eastern Time, on January 23, 2018.

2. Valuation Date of the Shares tendered pursuant to the Offer was March 31, 2018.

3. $892,795.35 of Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of the Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2018	STEBEN SELECT MULTI-STRATEGY FUND
By: /s/ Kenneth E. Steben
Name: Kenneth E. Steben Title: Chief Executive Officer